Exhibit 107
EX-FILING FEES
Calculation of Filing Fee Table
424(b)(5)(1)
(Form Type)
Humana, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	5.550% Senior Notes due 2035	457(r)	$750,000,000	99.885%	$749,137,500	0.00015310	$114,692.95
	Debt	6.000% Senior Notes due 2055	457(r)	$500,000,000	98.951%	$494,755,000	0.00015310	$75,746.99
Fees Previously Paid	–	–	–	–	–	–		–
Carry Forward Securities
Carry Forward Securities	–	–	–	–		–
	Total Offering Amounts					$1,243,892,500		$190,439.94
	Total Fees Previously Paid							$0.00
	Total Fee Offsets							$0.00
	Net Fee Due							$190,439.94
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(1) Final prospectus supplement.